# CERTIFICATE OF AMENDMENT OF

# ARTICLES OF INCORPORATION OF

# SCENEBOT, INC.

We, Stuart Alexander and Mike Hennesy, declare as follows:

1.  We are the President and Secretary of SCENEBOT, INC., respectively, duly incorporated in the State of California on January 6, 2016.

2.  Article 5 of the Articles of Incorporation is hereby amended to read in its entirety as follows:  This corporation is authorized to issue three classes of shares designated respectively "Common Stock, Series "A" and "B" and "Preferred Stock."  These classes are referred to in these Articles as Common Stock or Common Shares, Series "A" and "B" or as Preferred Stock or Preferred shares, respectively.  The total number of shares of Common Stock, Series "A", is 4,900,000.  The total number of shares of Common Stock, Series "B", is 100,000.  The total number of shares of Preferred Stock is 2,000,000.

The Preferred shares may be issued from time to time in one or more series.  The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any series.  The Board of Directors of this Corporation is hereby authorized, within the limitations and restrictions, stated in these Articles of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be so decrease, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

3.    The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.    The amendment was approved by the required vote of the shareholders in accordance with Section 902 of the California Corporations Code.  The corporation has only one class of voting shares.  Each outstanding share is entitled to one vote.  The corporation is currently  authorized to issue 5,000,000 shares of common stock and 2,527,120 shares have actually been issued and are outstanding as of the date of this Amendment.  The total number of shares entitled to vote with respect to the amendment was 2,527,120. The favorable vote of majority of such shares is required to approve the amendment and the number of shares voting in favor of the amendment exceeded the vote required in that the amendment was unanimously approved by shareholders owning 2,527,120 shares.

We declare under penalty of perjury that the matters set forth in the foregoing Certificate of Amendment are true and correct of our own knowledge and that this Declaration was executed on August 31, 2021, at Westlake Village, California.



Stuart Alexander,
President

Mike Hennesy,
Secretary